

September 11, 2014

Via E-mail
Mr. Randall J. Steward
Chief Financial Officer
Quidel Corporation
12544 Highbluff Drive
Suite 200
San Diego, CA 92121

Re: Quidel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 000-10961

Dear Mr. Steward:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1. Company Operations and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1. Regarding the portion of your product sales related to diagnostic kits, which are utilized on leased instrument systems that remain your property and are capitalized on the balance sheet under property and equipment, please:
    * Tell us the amount of revenue recognized in each period presented, separately, for these diagnostic kits and the leased instrument systems;
    * Identify for us the unit(s) of accounting for these arrangements; and
    * Tell us your method for separating, measuring, recognizing and classifying these arrangements with reference to authoritative literature supporting your method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Brach Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant